        UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2005

GRUPO AEROPORTUARIO DEL SURESTE S.A. DE C.V. (SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Blvd. Manuel Avila Camacho, No. 40, 6th Floor Col. Lomas de Chapultepec 11000 México, D.F.

(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

ASUR CALL FOR A SHAREHOLDER’S MEETING

Mexico City, January 13, 2005, Grupo Aeroportuario del Sureste, S.A. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR) announced that the General Ordinary Shareholders' Meeting will be held on February 7, 2005.

The following is the complete text of the call for the shareholders meeting:

GRUPO AEROPORTUARIO DEL SURESTE, S.A. DE C.V.

CALL FOR A SHAREHOLDERS MEETING

In accordance with the Articles Thirty-sixth and Thirty-seventh and others applicable of the by-laws of the Company and Articles 181 and 183 of the General Law of Commercial Companies ("Ley General de Sociedades Mercantiles"), the shareholders of Grupo Aeroportuario del Sureste, S.A. de C.V. are hereby called in order to attend to the General Ordinary Shareholders' Meeting, that will take place at 10:00 hours on February 7, 2005, at Bosques de Alisos No.47A, 3th Floor, Colonia Bosques de las Lomas, Delegacion Miguel Hidalgo, Zip Code 05120, in Mexico City, Federal District, in order to discuss the following:

A G E N D A

ORDINARY SHAREHOLDERS' MEETING

I.

Approval of Fernando Chico Pardo’s request to acquire 25.5% of the equity of Inversiones y Técnicas Aeroportuarias, S.A. de C.V. (ITA), ASUR’s strategic partner, currently owned by Nacional Financiera (NAFIN), thereby substituting NAFIN as the Mexican Partner in ITA under the terms of the Participation Agreement among ITA, the Mexican government and ASUR.

II.	Appointment of Delegates in order to formalize the resolutions adopted in this General Shareholders' Meeting.

In order to have the right to attend the Meeting, Shareholders have to be duly registered in the Shareholders’ Registry Book of the Company, which will be closed three business days prior to the date of the Meeting, that is, February 2, 2005.

In order to have the right to attend the Meeting, the Shareholders shall deposit their share certificates at the Company’s offices, at the S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores or at any domestic or foreign credit institution and shall present the corresponding receipt to the Company at least one business day prior to the date of the Meeting

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to obtain the relevant admission card and the applications that the Shareholders may use to be duly represented at the Meeting in terms of Article 14 Bis 3 of the Securities Market Law. Please note that in order to get the admission cards, the brokerage houses and other financial intermediaries shall deliver a list containing the name, address, nationality and number of shares of the Shareholders they will represent.

The share certificates deposited at the Company will be returned to the Shareholders after the meeting upon delivery of the receipt issued to the Shareholder.

The Shareholders may attend the Meeting personally or through a duly empowered representative with a proxy letter signed by two witnesses pursuant to Article 14 Bis 3 of the Securities Market Law or by any other form of representation in accordance with law.

The supporting documentation will be available for the Shareholders at the domicile of the Company fifteen days prior to the date of the execution of the Meeting.

Mexico City, January 13, 2005.

/s/ Alberto de la Parra Zavala
---------------------------------
Alberto de la Parra Zavala
Secretary of the Board of Directors

/s/ Kjeld Binger
---------------------------------
Kjeld Binger
Chairman of the Board of Directors

________________________________________________

The following is additional information concerning the proposed transaction to be approved at the shareholders’ meeting and is not part of the text of the call for the shareholders’ meeting:

Mr. Chico Pardo, a Mexican investor, is the founder and President of PROMECAP, S.C. He serves as a board member of various organizations, including The United Nations Pension Fund, The Quantum Group of Funds, Grupo Posadas de Mexico, Grupo Financiero Inbursa and Grupo Carso. Mr. Chico Pardo previously purchased a 24.5% stake in ITA held by Vinci, S.A. on April 12, 2004 and a 13.5% stake in ITA held by Ferrovial Aeropuertos on April 13th, 2004.

Upon approval of this transaction, ITA’s shareholders will be:

•	Mr. Fernando Chico Pardo	63.5%
•	Copenhagen Airports A/S	36.5%

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ITA became ASUR's strategic partner in 1998 when it acquired a 15% interest in ASUR as part of the privatization of the airport system in Mexico. NAFIN acquired its 25.5% stake in ITA on December 30, 2003 as part of Triturados Basálticos y Derivados, S.A. de C.V.’s (Tribasa) settlement with its creditors. As a result, NAFIN became ITA’s temporary Mexican partner until its ownership stake was sold to another shareholder who met the requirements to be part of ITA as its Mexican partner.

About ASUR:

Grupo Aeroportuario del Sureste, S.A. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

- ENDS -

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A. de C.V.

By: /s/ ADOLFO CASTRO RIVAS Adolfo Castro Rivas Director of Finance

Date: January 14, 2005